82-1235

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Weste
PO Box Z5301, St Georges Terrace, Perth, Weste
Telephone: (61 8) 9322 6311 Email: mtb@m
Facsimile: (61 8) 9322 4607 Website: www.mc

16 December 2005

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Grant of Title to include Nuclear Fuels - Carnotite
KIHABE BASE METALS PROJECT, PL 69/2003, BOTSWANA.
(100% Mount Burgess Mining NL)

The Ministry of Minerals, Energy and Water Affairs of the Republic of Botswana has granted the Company the right to explore for nuclear fuels including carnotite on its Prospecting Licence 69/2003.

During past base metals exploration activities within PL 69/2003, carnotite has been recognised in drill spoil and in trenching within the quartzites of the basal Damara Supergroup which are part of the same rock unit that hosts the large 2.5km long Kihabe base metals zone of mineralisation.

Carnotite {$K_2(UO_2)_2 (VO_4)_2 . 3H_2O$} a radioactive, canary yellow, secondary mineral of uranium and vanadium, appears in this instance to be distributed throughout the quartzites as fracture fill mineralization, having been sourced either from the weathering of underlying granites or from the breakdown of vanadinite. The occurrence of the carnotite appears to be associated with zones of significant (up to .65%) vanadium mineralisation.

A recent Scoping Study conducted by ProMet Engineering Pty Ltd on the Kihabe Base Metals Project, whilst not including the value of either vanadium or uranium credits, recognised the potential impact that any such additional credits could have on enhancing the project's potential margins.

A large infill drilling programme is planned to commence on the Kihabe Base Metals Project in January 2006, for the purpose of upgrading this large zone of mineralization into a JORC compliant resource/reserve.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy.

Mr Spence is a full time employee of the Company.

Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

dlw 1/14

Mount Burgess Mining NL, listed on the Australian Stock Exchange since 1985.

MOUNT BURGESS MINING N.L.

Listed on the Australian Stock Exchange since 1985
Listing Code MTB

Issued Share Capital 171,040,000 shares

Level 4, 109 St Georges Terrace
Perth, Western Australia, 6000

Postal: PO Box Z5301, St Georges Terrace
Perth, Western Australia, 6831

Tel: +61 8 9322 6311
Fax: +61 8 9322 4607

Email: mtb@mountburgess.com
Website: www.mountburgess.com

Mount Burgess currently has two projects in Africa, The Tsumkwe Diamond Exploration Project in Namibia and a Base Metals Project, which covers the same ground at Tsumkwe in Namibia and crosses the border into Botswana where the Company has the large Kihabe Base Metals Project on which ProMet Engineers has recently completed a very positive scoping study.


African Project Locations
DIAMONDS &
BASE METALS
BASE METALS
Grootfontein
TSUMKWE
KIHABE
Maun
Francistown
Orapa
Ugab River
Walvis Bay
WINDHOEK
BOTSWANA
NAMIBIA
Jwaneng
GABORONE
Luderitz Bay
MOUNT BURGESS MINING N.L.

MOUNT BURGESS MINING N.L.

Australian Diamond Conference

November 2005

Presented by:
Nigel Forrester

Why is Mount Burgess exploring for kimberlites? A review of the current state of the world diamond market will show that whilst exploring for kimberlites can be highly speculative, the next person or Company to find a respectable kimberlite could be well situated for a very long time!

Why does Mount Burgess continue to explore for kimberlites at Tsumkwe ?



Why Tsumkwe?
TREND
TREND
ANGOLAN CRATON
DYKE SWARM
TREND
ZIMBABWE CRATON
Ugab River
KAAP VAAL CRATON
MOUNT BURGESS MINING N.L.

Relative to diamond exploration, Tsumkwe is situated on the highly prospective southern margins of the Angolan craton right on the contact with the Damaran fold belt and its attendant rifting and uplift. The established theory being that if you want to find diamond bearing kimberlites you have to explore on cratons, which are sufficiently deep seated to enable deep tapping kimberlites to access that part of the mantle where diamonds are formed.


Kimberlite Discoveries in the Vicinity
Nxau Nxau Kimberlites
Sikeretti Kimberlites
Namibia
MOUNT BURGESS MINING N.L.

The Tsumkwe region is within close proximity to the Nxau Nxau kimberlite field in Botswana – none of which have been found to be commercial – and the Sikeretti kimberlites in Namibia, which have recently been added to by the discovery of a number of kimberlites found by Motapa Diamonds – none of which have been found to be commercial. Within the Tsumkwe area itself, Mount Burgess has found the non diamondiferous Gura kimberlites.

Whilst none of these kimberlites discovered to date have proven to be commercial, it is encouraging to know that we are in a kimberlite province. HOWEVER, what is particularly important about the Tsumkwe area, is that significant clusters of G10 garnets and to date, 8 macro diamonds have been found locally, which Mount Burgess believes have been sourced from a diamond bearing kimberlite or kimberlites, within the Tsumkwe project area. HENCE THE SEARCH CONTINUES!


High Garnet Counts Clusters
Fault
Diamond
G9 Cluster
G10 Cluster
MOUNT BURGESS MINING N.L.

What makes Mount Burgess so confident that there are more kimberlites to be found in the Tsumkwe area? Drilling, particularly over the past 9 months, has produced an unusually high number of very fresh Class 4 garnets, showing little sign of travel, which together with the recovery of a number of high counts of garnets, from individual drill holes drilled in the western part of the project area, indicate the presence of other local kimberlites.


Contours of Depth to Basement
with high kimberlitic garnet counts from drilling with aeromagnetics
100
80
60
40
20
120
NAM772
NAM772
MOUNT BURGESS MINING N.L.

The challenges relative to the Tsumkwe Project.


Kimberlite Discoveries in the Vicinity
Nxau Nxau Kimberlites
Namibia
MOUNT BURGESS MINING N.L.

As can be seen from these aeromagnetics, the western half of the project area is covered in highly magnetic Karoo flood basalts and about one quarter of the project area has basement rocks consisting of magnetic granites and gneisses. Selecting kimberlite targets from magnetics in these areas is obviously more of a task compared to selecting discrete isolated targets in non magnetic sandstones, such as can be seen here in the Nxau Nxau kimberlite field in Botswana. The Company has also undertaken significant ground gravity surveys as an additional exploration


Exploring under a cover of sand!
Drillhole
Kalahari Sediments
30m to
100m
Karoo Basalts
Diamond Erosion Trail
MOUNT BURGESS MINING N.L.

All of the Tsumkwe area is covered by Kalahari sands/sediments varying in depths from 2 to 3 metres to over 150 metres. This figure shows a typical Karoo basalt profile with a hypothetical overlay of Kalahari sands to typify the current stratigraphic environment that we have to deal with at Tsumkwe. Whilst the majority of our drilling is aimed at select potential kimberlite targets, we also use drilling to sample buried palaeo drainages and to delineate basement topography. The information gained from this drilling is invaluable in determining follow up work. We use the drill rig as "our eyes to look through the Kalahari sands ".

All of our drill hole spoils are subject to heavy media separation and it is from these drill spoils in the western project area that we have, over the last 9 months, been recovering very fresh class 4 kimberlitic garnets, which make up discrete anomalies.


Class 4 Garnet from NAM772
MOUNT BURGESS MINING N.L.

These very fresh garnets are found at the base of the Kalahari sands on the top of a very discrete band of basaltic clays known as the Tsumkwe Formation. They are most likely related to their more "worn cousins " which have been subject to


High Garnet Counts Clusters
Fault
Diamond
G9 Cluster
G10 Cluster
MOUNT BURGESS MINING N.L.

Where have these garnets come from ?


Pre & Post Basalt Drainage
MOUNT BURGESS MINING N.L.

Through a considerable amount of in depth research by the Company, it is now believed that pre and for a long time post the influx of the basalts (160 to 120 million years ago) drainages were in an easterly/south easterly direction. These drainages can be seen as the favoured route down which the basalts flowed. River systems flowing in an easterly direction over waterfalls can even be seen to have eroded back the basalts in a westerly direction. This is highly likely to be an old palaeo waterfall eroded back to the west.


Recent Drainage Reversed
MOUNT BURGESS MINING N.L.

However, we believe that the weight of the basalts in the west of the project area has caused RECENT down warp to the west, reversing drainages in a westerly direction. This could mean that the garnets originally traveled east and more recently have been carried back in a westerly direction. The reason we believe that this slumping is recent, possibly in the last 2 million years and even occurring today, is because it appears that a significant proportion of the slumping has occurred since the recent ongoing calcretisation of the Kalahari sands/sediments. At the time of the deposition of the various stratigraphic horizons of these Kalahari sands/sediments, they would have been deposited in flat lying or horizontal layers


Pre-Slumping Drainage Direction
West
East
Eastern Transportation
Calcrete / Silcrete
Kalahari Sand
Basalt
Granite
Kimberlite Pipe
MOUNT BURGESS MINING N.L.

From precise logging of drill hole data we can today track these various stratigraphic layers of Kalahari sands and sediments as they have dipped to the west through slumping, which confirms that the slumping has occurred since their deposition.


Post-Slumping Drainage Direction
West
Western Transportation
East
Continuous Passive (Recent) Slumping
Calcrete / Silcrete
Kalahari Sand
Basalt
Granite
Kimberlite Pipe
MOUNT BURGESS MINING N.L.

REGARDLESS, in respect of the Class 4 garnets now being discovered in the western portion of the project, it is believed that whether they have traveled east or west or even east and then west, the distance of that travel is very short, therefore somewhere in this area there is another or there are other kimberlites.


Contours of Depth to Basement
with high kimberlitic garnet counts from drilling with aeromagnetics
NAM772
NAM772
MOUNT BURGESS MINING N.L.

This is the area in which we are getting very fresh Class 4 and high counts of garnets. Green points highlight high counts and red points highlight Class 4's.


Freshness of Garnets from Source
(MOUNT BURGESS MINING N.L.)

By comparison, these are garnets actually recovered from drilling into the Gura kimberlites.

These are Class 4 garnets found in drill spoil of NAM 772, drilled in the western project area, some 50 kilometres to the west of the Gura kimberlites, showing very sharp unworn surfaces and almost as fresh as those straight out of a kimberlite. These garnets have not traveled far.

These are Class 5 garnets recovered from surface loam sampling

These are Class 6 garnets recovered from surface loam sampling.

"The Fresher the Garnets the Closer the Kimberlites"


www.mountburgess.com

RECEIVED
2006 JAN -4 P 12:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 3.19A.2

Appendix 3Y
Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity	**MOUNT BURGESS MINING N.L.**
ABN	**31 009 067 476**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Alfred Patrick Stirling
Date of last notice	28 November 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
DIRECT INTEREST	Alfred Patrick Stirling
INDIRECT INTEREST	A P Stirling - Grandchild A C Stirling – Adult Child
	A G P Stirling – Adult Child AV Stirling – Adult Child A L Stirling – Adult Child Buckton Holdings Ltd – unlisted company Buckton Homes Ltd – unlisted company M T Stirling - Spouse
Date of change	2 December 2005
No. of securities held prior to change **DIRECT INTEREST**	
A P Stirling	3,441,500 ordinary fp shares 1,000,000 unlisted options
INDIRECT INTEREST **A P Stirling - Grandchild**	120,000 ordinary fp shares
A C Stirling - Adult Child **A G P Stirling - Adult Child**	575,000 ordinary fp shares 715,709 ordinary fp shares
A V Stirling – Adult child **A L Stirling – Adult child** **M T Stirling – Spouse**	575,000 ordinary fp shares 745,694 ordinary fp shares 250,000 ordinary fp shares
Buckton Holdings Ltd – unlisted company **Bucton Homes Ltd – unlisted company**	1,000,000 ordinary fp shares 2,500,000 ordinary fp shares

+ See chapter 19 for defined terms.

TOTAL	9,922,903 ordinary fp shares 1,000,000 unlisted options
Class	Ordinary fp shares Unlisted Options
Number acquired **On market purchases**	58,500 fully paid shares
Number disposed	nil
Value/Consideration - purchases Note: If consideration is non-cash, provide details and estimated valuation.	$5557.5
No. of securities held after change	ordinary fp shares 1,000,000 unlisted options
DIRECT INTEREST **A P Stirling**	3,500,000 ordinary fp shares 1,000,000 unlisted options
INDIRECT INTEREST **A P Stirling – Grandchild** **A C Stirling – Adult child** **AGP Stirling – Adult child** **A V Stirling – Adult child** **A L Stirling – Adult child** **M T Stirling – Spouse** **Buckton Holdings Ltd – unlisted company** **Buckton Homes Ltd unlisted company**	 120,000 ordinary fp shares 575,000 ordinary fp shares 715,709 ordinary fp shares 575,000 ordinary fp shares 745,694 ordinary fp shares 250,000 ordinary fp shares 1,000,000 ordinary fp shares 2,500,000 ordinary fp shares
TOTAL	9,981,403 ordinary fp shares 1,000,000 unlisted options
Nature of Changes	On Market Purchases for fp shares

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	

+ See chapter 19 for defined terms.

Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Lodged: 2 December 2005

+ See chapter 19 for defined terms.

CHANGE OF DIRECTOR'S INTEREST NOTICE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**MOUNT BURGESS MINING N.L.**
ABN	**31 009 067 476**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ronald William O'Regan
Date of last notice	24 October 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Direct**	**Indirect**	**Indirect**	**TOTAL**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ronald William O'Regan	Mrs Jennifer O'Regan (spouse)	Swan Alley Nominees ISA a/c (held in Citicorp Nominees)	
Date of change	29/11/05			
No. of securities held prior to change **Unlisted Options**	1,863,200 1,000,000	1,136,800	550,000	3,550,000 1,000,000
Class A **Class B**	Ord Fl Pd Unlst Opt			
Number acquired...A	100,000			
Number disposed...	nil			

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10,500			
No. of securities held after change	1,963,200 1,000,000	1,136,800	550,000	3,650,000 1,000,000
Nature of Change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off market purchase.			

Part 2 - Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Lodged: 2 December 2005

Rule 3.19A.2

Appendix 3Y
Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	MOUNT BURGESS MINING N.L.
ABN	31 009 067 476

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nigel Raymond Forrester
Date of last notice	25 October 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
DIRECT INTEREST	Nigel Raymond Forrester
INDIRECT INTEREST	Caroline Forrester (daughter) Claire Forrester (daughter)
	Jan Forrester (spouse) EST D M Forrester (late mother)
	Salto Pty Ltd Beta Man Svc. S/F a/c
Date of change	29 November 2005
No. of securities held prior to change **DIRECT INTEREST**	
Nigel Raymond Forrester	6,097,576 ordinary fp shares 1,000,000 unlisted options
INDIRECT INTEREST **Caroline Forrester (daughter)**	273,000 ordinary fp shares
Claire Forrester (daughter)	61,000 ordinary fp shares
Jan Forrester (spouse)	421,910 ordinary fp shares 750,000 unlisted options
Est DM Forrester (late mother)	13,860 ordinary fp shares
Salto Pty Ltd **Beta Man Svc S/F a/c**	1,000,000 ordinary fp shares 3,570,000 ordinary fp shares

+ See chapter 19 for defined terms.

TOTAL	11,437,346 ordinary fp shares 1,750,000 unlisted options
Class	Ordinary fp shares Unlisted Options
Number acquired	Nil
Number Disposed – N R Forrester	100,000
Consideration	$10,500 Off Market Transaction
No. of securities held after change	
DIRECT INTEREST Nigel Raymond Forrester	5,997,576 ordinary fp shares 1,000,000 unlisted options
INDIRECT INTEREST Caroline Forrester (daughter) Claire Forrester (daughter) Jan Forrester (spouse) Est DM Forrester (late mother) Salto Pty Ltd Beta Man Svc S/F a/c	273,000 ordinary fp shares 61,000 ordinary fp shares 421,910 ordinary fp shares 750,000 unlisted options 13,860 ordinary fp shares 1,000,000 ordinary fp shares 3,570,000 ordinary fp shares
TOTAL	11,337,346 ordinary fp shares 1,750,000 unlisted options
Nature of Changes	As per explanatory details

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	

+ See chapter 19 for defined terms.

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Lodged: 2 December 2005

+ See chapter 19 for defined terms.

MOUNT BURGESS MINING N.L.
ACN: 009 067 476
Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

30 November 2005

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

TSUMKWE DIAMOND EXPLORATION PROJECT NAMIBIA *(Listing Rule 3.1)*
Further Fresh Kimberlitic Garnets Recovered from Drilling

The Company has received results overnight from Drill Hole NAM 834 which contained 4 very fresh Class 4 kimberlitic pyrope garnets[1].

NAM 834 was drilled within an 800m radius of four other drill holes, all of which contained fresh Class 4 pyrope garnets as previously announced to the market as follows:

NAM 800 which contained 2 Class 4 garnets was drilled 800m WSW of NAM 834.

NAM 773 which contained 2 Class 4 garnets was drilled 500m NW of NAM 834.

NAM 772 which contained 6 Class 4 garnets was drilled 350m N of NAM 834 and

NAM 775 which contained 7 Class 4 garnets was drilled 750m SE of NAM 834.

Further afield, NAM 657 which contained 35 garnets, 8 of which were Class 4 garnets, was drilled 3km NW of NAM 834 and

NAM 826 which contained 1 Class 4 garnet was drilled 2.5km SSE of NAM 834.

The recovery of this many fresh Class 4 garnets from this number of drill holes which have been drilled in such a concentrated area indicates the possibility of a local kimberlite source.

A surface G10 garnet[2] trail has been defined in this area together with the recovery of a diamond.

Interpretation of basement geomorphology and aeromagnetics is currently being undertaken to identify the kimberlite source in this area. It is believed that any potential kimberlite source should be under about 30m of Kalahari sand cover. A number of select targets are ready for drilling within the next three weeks.

[1]**_Classification of Indicator Mineral Grains to determine the Distance they have travelled_**

	Mineral grains with remnants of their original surface	*Mineral grains without remnants of their original surface*
Grains that do not show any signs of wear indicating that they are either on kimberlite or have travelled only a short distance from a kimberlite source	*Class 1*	*Class 4*
Grains that show a slight amount of wear indicating that they have travelled a short to moderate distance from a kimberlite source	*Class 2*	*Class 5*
Grains that show moderate to extensive amounts of wear indicating that they could have travelled a moderate to a long distance from a kimberlite source	*Class 3*	*Class 6*

[2]*G10 (Group 10) garnets belong to Dawson and Stephens' (1975) diamond-inclusion garnet group. G10 garnets are similar to garnet inclusions often found within diamonds, indicating that G10 garnets are likely to be derived from deep-seated sources within the diamond stability field and have shed from a diamond bearing kimberlite.*

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy.

Mr Spence is a full time employee of the Company.

Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity	**MOUNT BURGESS MINING N.L.**
ABN	**31 009 067 476**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Alfred Patrick Stirling
Date of last notice	18 November 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
DIRECT INTEREST	Alfred Patrick Stirling
INDIRECT INTEREST	A P Stirling - Grandchild A C Stirling – Adult Child
	A G P Stirling – Adult Child AV Stirling – Adult Child A L Stirling – Adult Child Buckton Holdings Ltd – unlisted company Buckton Homes Ltd – unlisted company M T Stirling - Spouse
Date of change	24 November 2005
No. of securities held prior to change **DIRECT INTEREST**	
A P Stirling	3,412,428 ordinary fp shares 1,000,000 unlisted options
INDIRECT INTEREST **A P Stirling - Grandchild**	120,000 ordinary fp shares
A C Stirling - Adult Child **A G P Stirling - Adult Child**	575,000 ordinary fp shares 715,709 ordinary fp shares
A V Stirling – Adult child **A L Stirling – Adult child** **M T Stirling – Spouse**	575,000 ordinary fp shares 745,694 ordinary fp shares 250,000 ordinary fp shares
Buckton Holdings Ltd – unlisted company **Bucton Homes Ltd – unlisted company**	1,000,000 ordinary fp shares 2,500,000 ordinary fp shares

+ See chapter 19 for defined terms.

TOTAL	9,893,831 ordinary fp shares 1,000,000 unlisted options
Class	Ordinary fp shares Unlisted Options
Number acquired **On market purchases**	29,072 fully paid shares
Number disposed	nil
Value/Consideration - purchases Note: If consideration is non-cash, provide details and estimated valuation.	$2761.84
No. of securities held after change	ordinary fp shares 1,000,000 unlisted options
DIRECT INTEREST **A P Stirling**	3,441,500 ordinary fp shares 1,000,000 unlisted options
INDIRECT INTEREST **A P Stirling – Grandchild** **A C Stirling – Adult child** **AGP Stirling – Adult child** **A V Stirling – Adult child** **A L Stirling – Adult child** **M T Stirling – Spouse** **Buckton Holdings Ltd – unlisted company** **Buckton Homes Ltd unlisted company**	120,000 ordinary fp shares 575,000 ordinary fp shares 715,709 ordinary fp shares 575,000 ordinary fp shares 745,694 ordinary fp shares 250,000 ordinary fp shares 1,000,000 ordinary fp shares 2,500,000 ordinary fp shares
TOTAL	9,922,903 ordinary fp shares 1,000,000 unlisted options
Nature of Changes	On Market Purchases for fp shares

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	

+ See chapter 19 for defined terms.

Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Lodged: 28 November 2005

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

18 November 2005

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

TSUMKWE DIAMOND EXPLORATION PROJECT NAMIBIA *(Listing Rule 3.1)*
Further Fresh Kimberlitic Garnets Recovered from Drilling

Following the Company's announcement on Wednesday 16th November, reporting on the recovery of very fresh kimberlitic garnets, particularly from drill hole NAM 819, the Company has received further results overnight.

NAM 821, drilled 1km to the north east of NAM 819 and NAM 826 drilled 3km west of NAM 819, each returned 1 very fresh Class 4 pyrope garnet, which could indicate the presence of a nearby kimberlite source.

The Company is currently drilling a number of geophysical targets in this area.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy.

Mr Spence is a full time employee of the Company.

Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

Classification of Indicator Mineral Grains to determine the Distance they have travelled

	Mineral grains with remnants of their original surface	*Mineral grains without remnants of their original surface*
Grains that do not show any signs of wear indicating that they are either on kimberlite or have travelled only a short distance from a kimberlite source	*Class 1*	*Class 4*
Grains that show a slight amount of wear indicating that they have travelled a short to moderate distance from a kimberlite source	*Class 2*	*Class 5*
Grains that show moderate to extensive amounts of wear indicating that they could have travelled a moderate to a long distance from a kimberlite source	*Class 3*	*Class 6*

Rule 3.19A.2

Appendix 3Y
Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity	**MOUNT BURGESS MINING N.L.**
ABN	**31 009 067 476**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Alfred Patrick Stirling
Date of last notice	17 November 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
DIRECT INTEREST	Alfred Patrick Stirling
INDIRECT INTEREST	A P Stirling - Grandchild A C Stirling – Adult Child
	A G P Stirling – Adult Child AV Stirling – Adult Child A L Stirling – Adult Child Buckton Holdings Ltd – unlisted company Buckton Homes Ltd – unlisted company M T Stirling - Spouse
Date of change	18 November 2005
No. of securities held prior to change **DIRECT INTEREST**	
A P Stirling	3,397,428 ordinary fp shares 1,000,000 unlisted options
INDIRECT INTEREST **A P Stirling - Grandchild**	120,000 ordinary fp shares
A C Stirling - Adult Child **A G P Stirling - Adult Child**	575,000 ordinary fp shares 715,709 ordinary fp shares
A V Stirling – Adult child **A L Stirling – Adult child** **M T Stirling – Spouse**	575,000 ordinary fp shares 745,694 ordinary fp shares 250,000 ordinary fp shares
Buckton Holdings Ltd – unlisted company **Bucton Homes Ltd – unlisted company**	1,000,000 ordinary fp shares 2,500,000 ordinary fp shares

+ See chapter 19 for defined terms.

TOTAL	9,878,831 ordinary fp shares 1,000,000 unlisted options
Class	Ordinary fp shares Unlisted Options
Number acquired On market purchases	15,000 fully paid shares
Number disposed	nil
Value/Consideration - purchases Note: If consideration is non-cash, provide details and estimated valuation.	$1,425.00
No. of securities held after change	ordinary fp shares 1,000,000 unlisted options
DIRECT INTEREST A P Stirling	3,412,428 ordinary fp shares 1,000,000 unlisted options
INDIRECT INTEREST A P Stirling – Grandchild A C Stirling – Adult child AGP Stirling – Adult child A V Stirling – Adult child A L Stirling – Adult child M T Stirling – Spouse Buckton Holdings Ltd – unlisted company Buckton Homes Ltd unlisted company	120,000 ordinary fp shares 575,000 ordinary fp shares 715,709 ordinary fp shares 575,000 ordinary fp shares 745,694 ordinary fp shares 250,000 ordinary fp shares 1,000,000 ordinary fp shares 2,500,000 ordinary fp shares
TOTAL	9,893,831 ordinary fp shares 1,000,000 unlisted options
Nature of Changes	On Market Purchases for fp shares

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	

Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Lodged: 18 November 2005

+ See chapter 19 for defined terms.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

5 December 2005

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

TSUMKWE DIAMOND EXPLORATION PROJECT NAMIBIA *(Listing Rule 3.1)*
Further Fresh Kimberlitic Garnets Recovered from Drilling

During the weekend, the Company received further encouraging kimberlitic indicator mineral results, from drilling conducted in areas which have previously produced very fresh Class 4 kimberlitic pyrope garnets[1], showing little sign of travel from their kimberlitic source.

NAM 822 contained 1 fresh Class 4 pyrope garnet and 1 Class 5 pyrope garnet.
NAM 828 contained 3 fresh Class 4 pyrope garnets.

Whilst it is possible that there is a direct relationship between all the kimberlitic mineral results recently obtained from drilling and announced to the market, it would now appear probable that there are 3 discrete fresh Class 4 pyrope garnet anomalies in the area currently being explored, as follows :

Drill holes in the northern anomaly, contained within a radius of 800m, have produced the following kimberlitic pyrope garnets:

NAM 772. 6 x Class 4, 4 x Class 5 and I x Class 6 pyrope garnets
NAM 773. 2 x Class 4 and 3 x Class 5 pyrope garnets.
NAM 775. 7 x Class 4 and 2 x Class 5 pyrope garnets.
NAM 800. 2 x Class 4 pyrope garnets.
NAM 834. 4 x Class 4 pyrope garnets.

Drill holes in the southern anomaly, contained within a radius of 1.2km and situated 3km south of the northern anomaly, have produced the following pyrope garnets:

NAM 803. 3 x Class 4 pyrope garnets.
NAM 826. 1 x Class 4 pyrope garnet.
NAM 828. 3 x Class 4 pyrope garnets.

Drill holes in the eastern anomaly, contained within a radius of 1.4km and situated 3km east of the southern anomaly, have produced the following pyrope garnets:

NAM 819. 2 x Class 4 pyrope garnets.
NAM 821. 1 x Class 4 pyrope garnet.
NAM 822. 1 x Class 4 and 1 x Class 5 pyrope garnets.
TK 11 was also drilled within this anomaly and contained a high niobium count of 31.4 ppm

All these pyrope garnets have been recovered from approximately the same depth in a similar stratigraphy immediately above the (Tsumkwe) clay horizon which overlies the Karoo basalt.

A rig is currently drilling a number of geophysical targets in this area.

[1]***Classification of Indicator Mineral Grains to determine the Distance they have travelled***

	Mineral grains with remnants of their original surface	*Mineral grains without remnants of their original surface*
Grains that do not show any signs of wear indicating that they are either on kimberlite or have travelled only a short distance from a kimberlite source	*Class 1*	*Class 4*
Grains that show a slight amount of wear indicating that they have travelled a short to moderate distance from a kimberlite source	*Class 2*	*Class 5*
Grains that show moderate to extensive amounts of wear indicating that they could have travelled a moderate to a long distance from a kimberlite source	*Class 3*	*Class 6*

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy.

Mr Spence is a full time employee of the Company.

Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

8th December 2005

The Australian Stock Exchange Limited,
Company Announcements Office,
10th Floor,
20 Bond Street,
Sydney, NW,
Australia.

Dear Sir,

The Company is pleased to announce that it has reached agreements to place 7,850,000 shares with professional investors at an issue price of $0.09 per share to raise $706,500.

Funds from this placement will be applied to working capital and geophysical programmes and drilling on the Company's diamond and base metals projects in Namibia and Botswana.

The Company plans to commence an infill drilling programme in January 2006 at its Kihabe base metals project in Botswana, to bring this large 2.4km long zone of zinc, lead, silver and vanadium mineralization into a JORC compliant resource/reserve.

A scoping study recently completed by ProMet Engineers Pty Ltd, concluded that based on the initial wide spaced drilling and metallurgical testwork conducted to date, the Kihabe project is a highly prospective mineralized zone with the potential to be commercially viable. Whilst additional drilling and testwork will need to be undertaken to delineate a JORC compliant resource and confirm likely recoveries, the potential for this to confirm a commercially viable resource, based on the data reviewed by ProMet, appears to be high. An initial (non JORC compliant) estimate of a potential tonnage of 17,500,000 tonnes down to 100m depth with a stripping ratio of 3 to 1 and average grades of 3% zinc, 1% lead and 28 g/t silver, shows that this project has the potential to generate significant cash flows for the Company.

Yours Faithfully,

Nigel Forrester
Chairman & Managing Director

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity	MOUNT BURGESS MINING N.L.
ABN	31 009 067 476

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Alfred Patrick Stirling
Date of last notice	2 December 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
DIRECT INTEREST	Alfred Patrick Stirling
INDIRECT INTEREST	A P Stirling - Grandchild A C Stirling – Adult Child
	A G P Stirling – Adult Child AV Stirling – Adult Child A L Stirling – Adult Child Buckton Holdings Ltd – unlisted company Buckton Homes Ltd – unlisted company M T Stirling - Spouse
Date of change	6 December 2005
No. of securities held prior to change **DIRECT INTEREST**	
A P Stirling	3,500,000 ordinary fp shares 1,000,000 unlisted options
INDIRECT INTEREST **A P Stirling - Grandchild**	120,000 ordinary fp shares
A C Stirling - Adult Child **A G P Stirling - Adult Child**	575,000 ordinary fp shares 715,709 ordinary fp shares
A V Stirling – Adult child **A L Stirling – Adult child** **M T Stirling – Spouse**	575,000 ordinary fp shares 745,694 ordinary fp shares 250,000 ordinary fp shares
Buckton Holdings Ltd – unlisted company **Bucton Homes Ltd – unlisted company**	1,000,000 ordinary fp shares 2,500,000 ordinary fp shares

+ See chapter 19 for defined terms.

TOTAL	9,981,403 ordinary fp shares 1,000,000 unlisted options
Class	Ordinary fp shares Unlisted Options
Number acquired On market purchases	281,106 fully paid shares
Number disposed	nil
Value/Consideration - purchases Note: If consideration is non-cash, provide details and estimated valuation.	$26,475.06
No. of securities held after change	
DIRECT INTEREST A P Stirling	3,500,000 ordinary fp shares 1,000,000 unlisted options
INDIRECT INTEREST A P Stirling – Grandchild A C Stirling – Adult child AGP Stirling – Adult child A V Stirling – Adult child A L Stirling – Adult child M T Stirling – Spouse Buckton Holdings Ltd – unlisted company Buckton Homes Ltd unlisted company	 120,000 ordinary fp shares 750,000 ordinary fp shares 750,000 ordinary fp shares 642,509 ordinary fp shares 750,000 ordinary fp shares 250,000 ordinary fp shares 1,000,000 ordinary fp shares 2,500,000 ordinary fp shares
TOTAL	10,262,509 ordinary fp shares 1,000,000 unlisted options
Nature of Changes	On Market Purchases for fp shares

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	

+ See chapter 19 for defined terms.

Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Lodged: 12 December 2005